DYNO
Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA [redacted]

08001471

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

SEC
Mail Processing
Section
MAR 18 2008
Washington, DC
101

082-34952

Date 11/03/2008

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

SUPPL

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

3/27

ASX Announcement/Media Release

11 March 2008

Dyno Nobel Limited enters into Scheme Implementation Agreement with Incitec Pivot

Dyno Nobel (ASX: DXL) today announced that it has entered into a definitive Scheme Implementation Agreement with Incitec Pivot Limited ("IPL") under which IPL proposes to acquire all of the shares in Dyno Nobel that it does not currently own via a Scheme of Arrangement ("the IPL Scheme").

The Board of Dyno Nobel unanimously recommends that Dyno Nobel shareholders vote in favour of the IPL Scheme in the absence of a superior proposal and pending confirmation from an Independent Expert that the transaction is in the best interests of Dyno Nobel shareholders. In this regard, each Dyno Nobel Director who holds Dyno Nobel shares intends to vote those shares in favour of the IPL Scheme.

Transaction Terms

Under the proposed terms, Dyno Nobel shareholders will receive 0.01406 IPL shares and A$0.70 in cash per Dyno Nobel share. Based on the IPL ten day volume weighted average share price ("VWAP") to Wednesday 5 March[1] of A$149.36, the IPL Scheme values Dyno Nobel ordinary shares at A$2.80, implying a market capitalisation for Dyno Nobel of A$2.3 billion and enterprise value of A$3.3 billion.

In the event the VWAP for IPL for the ten days prior to the second court hearing date for the IPL Scheme falls below A$138.16, then the scrip issuance ratio will be adjusted to provide minimum scrip consideration of A$1.94 or total consideration of A$2.64.

The offer price represents:

- A premium of 25.7% to the Dyno Nobel 1 month VWAP to Wednesday 5 March[1] of A$2.23;
- A premium of 29.1% to the Dyno Nobel 3 month VWAP to Wednesday 5 March[1] of A$2.17; and
- A premium of 48.9% to the last closing price prior to IPL commencing acquisition of its 13% stake in Dyno Nobel on 24 August 2007 of A$1.88.

A mix and match facility will be offered to Dyno Nobel shareholders enabling them to maximise the IPL shares they receive (subject to off-setting elections for maximum cash) or maximise the cash they receive (subject to off-setting elections for maximum shares). If shareholders elect in aggregate a

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[1] Represents last trading day prior to IPL's market release on Thursday 6 March 2008

greater proportion of shares than what is currently proposed, IPL may, at its discretion, increase the scrip pool to satisfy Dyno Nobel shareholders' wishes

Dyno Nobel Limited Chairman, Mr Geoffrey Tomlinson said "The IPL Scheme presents our shareholders with an attractive proposal and the opportunity to continue to participate in the strong outlook for the combined entity. The Dyno Nobel Board notes the profit guidance released by IPL on 6 March 2008 which forecasts a standalone FY08E EBIT for IPL of A$700-730 million, representing an increase of up to 135% on FY07 reported EBIT."

Mr Tomlinson acknowledged that Dyno Nobel Directors have reviewed alternative corporate options, including standalone value creation opportunities, and believe the IPL Scheme to be the most attractive proposal for Dyno Nobel shareholders.

Transaction Rationale

The combination of Dyno Nobel and IPL has compelling strategic merit, enabling both Dyno Nobel and IPL shareholders to benefit from a unique exposure to the explosives industry during a sustained commodities boom and the global fertiliser industry's outlook for continued growth. The merged group will be able to leverage Dyno Nobel's significant North American manufacturing capacity and extensive distribution platform to increase sales into the fertiliser market. Completion of the Cheyenne expansion in mid 2008 will further assist in this regard.

Longer-term, integration of the two businesses is expected to provide significant diversification benefits and further assist in driving stable earnings growth for the combined group. The enlarged scale will also provide a strengthened platform for geographic expansion into targeted markets.

Chief Executive Officer of Dyno Nobel, Mr Peter Richards said "A combined IPL and Dyno Nobel will help strengthen Dyno Nobel's position as one of the top two global explosive companies, and allow IPL to drive further shareholder growth through the expected ongoing global demand for explosives and fertiliser products."

Dyno Nobel Step-up Preference Securities

Under the terms of the Dyno Nobel Step-up Preference Securities ("SPS"), successful completion of the IPL Scheme will trigger a Change of Control Event. Separate notification will be provided to SPS holders in due course outlining their options.

Scheme Implementation Agreement

A summary of the Scheme Implementation Agreement, including conditions precedent to completion and break fee terms, is provided in Appendix A.

Anticipated Transaction Timetable

The IPL Scheme is currently expected to be implemented in June. Further information on key IPL Scheme dates will be provided in the Scheme document which is expected to be distributed to Dyno Nobel shareholders in April.

Advisors

Dyno Nobel is being advised on the transaction by Credit Suisse and Macquarie Capital Advisors as financial advisors and Allens Arthur Robinson as legal advisor.

-ENDS-

For media enquires contact:
Martin Debelle, Cannings 0409 911 189
Sonja Kukec, Dyno Nobel 0437 766 483

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US, Indonesia, Mexico and Papua New Guinea. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Incitec Pivot Limited

Incitec Pivot (ASX – IPL), an ASX Top 50 company, is a chemical manufacturer supplying agricultural fertilisers and industrial chemicals for Australian and international markets. Incitec Pivot is Australia's largest manufacturer and distributor of fertiliser products supplying Australian farmers with over three million tonnes of fertiliser per year.

Incitec Pivot has world class manufacturing assets including its fully integrated ammonium phosphate production facility at Phosphate Hill, Queensland, and an extensive distribution network with key facilities spanning Australia's east coast, from far north Queensland to Tasmania and South Australia. Listed on the ASX in July 2003 on the merger of Incitec and Pivot, the company traces its roots to the early 1900s. Today, IPL has a market capitalisation of approximately A$7.5 billion.

Appendix A - Summary SIA Terms

Dyno Nobel Limited
ABN 44 117 733 463
Level 24, 111 Pacific Highway
North Sydney NSW 2060 Australia

SUMMARY OF SCHEME IMPLEMENTATION AGREEMENT

Incitec Pivot and Dyno Nobel have entered into a Scheme Implementation Agreement dated 11 March 2008 (**SIA**) setting out each party's obligations in connection with the implementation of the merger.

A summary of the structure of the merger and an outline of the key terms and conditions of the SIA are set out below. Please refer to the Definitions in paragraph 13 when reading this summary.

1 Structure of merger

Dyno Nobel will propose a scheme of arrangement under which Dyno Nobel shareholders (other than Incitec Pivot) will transfer their shares in Dyno Nobel to Incitec Pivot in exchange for new ordinary shares in Incitec Pivot and cash. A Dyno Nobel shareholder will receive 0.01406 New Incitec Pivot Shares and $0.70 cash for each Dyno Nobel share they hold at the Record Date. Dyno Nobel shareholders will also have the opportunity to elect to receive more cash consideration and less share consideration, or vice versa, subject to off-setting elections (unless Incitec Pivot, in its discretion, elects to accept elections for scrip in excess of the scrip pool).

In the event that the Incitec Pivot VWAP as at the Second Court Date is less than $138.16, the share component of the scheme consideration will be increased to a number of New Incitec Pivot Shares equal to $1.9425 divided by the Incitec Pivot VWAP as at the Second Court Date.

2 Conditions Precedent

Implementation of the Scheme is subject to the following conditions precedent:

- ASX approving the listing of the New Incitec Pivot Shares;
- the Scheme being approved by the Dyno Nobel shareholders;
- no order (temporary or permanent) or legal restraint being issued by any court preventing the Scheme coming into effect
- no "Incitec Pivot Regulated Event" (as defined in the SIA);
- no "Dyno Nobel Regulated Event" (as defined in the SIA) except a matter undertaken in connection with the furtherance or abandonment of Dyno Nobel's DN Moranbah Project;
- no "Dyno Nobel Material Adverse Change" (as defined in the SIA) except:
    - any event, occurrence or matter which is known to Incitec Pivot prior to the date of the SIA;
    - any event, occurrence or matter relating in any way to Dyno Nobel's DN Moranbah Project or the current or possible future impact or treatment of any such event, occurrence or matter on the current or possible future financial position or performance, or the current or possible future financial accounts or statements, of the Dyno Nobel Group;
    - any deterioration in the market prices for ammonium nitrate, or any change in any foreign exchange rate, after the date of the SIA, or any increase in the costs of

labour, consumables or other inputs arising from general inflationary effects or which apply to the manufacturing industry generally;

- the representations and warranties of both Incitec Pivot and Dyno Nobel (as set out in the SIA) being true and correct and all Incitec Pivot and Dyno Nobel undertakings have been complied with respectively;
- the approval of ASIC, ASX and all other approvals of Governmental Agencies (as defined in the SIA) (including no order or legal restraint being issued preventing the merger);
- ACCC not commencing or threatened proceedings to restrain the proposed merger or the ACCC advising in writing that it does not intend to oppose the proposed merger if applicable, subject to undertakings and those undertakings being acceptable to Incitec Pivot;
- the court approving the Scheme and the Scheme becoming Effective;
- the SIA not being terminated.

3 Recommendation of Board of Dyno Nobel

The board of Dyno Nobel has agreed to recommend the Scheme but may change its recommendation if:

- in the opinion of the Independent Expert, the Scheme is not in the best interests of the Dyno Nobel shareholders;
- the Dyno Nobel board determines in good faith, that their fiduciary duties require them to withdraw or change that recommendation; or
- a competing proposal (which is a Superior Proposal) for Dyno Nobel is announced, made, or becomes open for acceptance.

4 Implementation

Each of Incitec Pivot and Dyno Nobel is obliged to take all necessary steps to propose and implement the Scheme as soon as reasonably practicable.

Further, each of Incitec Pivot and Dyno Nobel are obliged to carry on their respective businesses in the ordinary and proper course that is substantially the same manner as previously conducted.

5 Termination

The SIA provides for the following termination rights prior to 8am on the Second Court Date:

- by either party if there is a material breach of the SIA by the other including any representation, warranty or undertaking;
- by either party if a majority of the Dyno Nobel board makes a public statement changing or withdrawing their recommendation of the Scheme;

- by Incitec Pivot if the Incitec Pivot VWAP (as at the Second Court Date) falls below $126.96;

- by Incitec Pivot if, a competing proposal for Dyno Nobel is announced, made, or becomes open for acceptance and pursuant to that competing proposal, the bidder for Dyno Nobel acquires a relevant interest in more than 50% of all Dyno Nobel shares;

- by Dyno Nobel if a competing proposal for Incitec Pivot is announced, made or becomes open for acceptance;

- by either party if the court refuses to make any order convening the Scheme Meeting and that party obtains an opinion from the Queen's Counsel or Senior Counsel that an appeal against that decision would have no reasonable prospect of success;

- by either party if the Scheme is not approved by the court, or if the court or a Governmental Agency issues an order which permanently restrains or prohibits the Scheme;

- by either party if the conditions precedent are not satisfied, if the Dyno Nobel shareholders do not approve the Scheme or if the Scheme does not come into effect on or before that date being 9 months after the Announcement Date; and

- by Incitec Pivot if information provided to it by Dyno Nobel pursuant to due diligence will or is reasonably likely to diminish the value of the consolidated net assets or recurring annual EBITDA of the Dyno Nobel Group on terms set out below in paragraph 6.

6 Due Diligence

Dyno Nobel agrees to provide to Incitec Pivot the majority of the Due Diligence Information on the day after the date of the SIA to enable Incitec Pivot to undertake a high-level confirmatory due diligence exercise during the period of 10 days immediately following the date of the SIA (the ***Due Diligence Period***).

The SIA may be terminated by Incitec Pivot prior to 5pm on 26 March 2008, if:

- the Due Diligence Information discloses the occurrence or existence of any event, occurrence or matter, other than:

  - any event, occurrence or matter relating in any way to Dyno Nobel's DN Moranbah Project or the current or possible future impact or treatment of any such event, occurrence or matter on the current or possible future financial position or performance, or the current or possible future financial accounts or statements, of the Dyno Nobel Group;

  - as disclosed in an announcement to the ASX prior to the date of the SIA or as disclosed by Dyno Nobel to Incitec Pivot in writing prior to the date of the SIA;

  - any event, occurrence or matter which is known to Incitec Pivot prior to the date of the SIA; or

- any deterioration in the market prices for ammonium nitrate, or any change in any foreign exchange rate, after the date of the SIA, or any increase in the costs of labour, consumables or other inputs arising from general inflationary effects or which apply to the manufacturing industry generally,

which individually, or when aggregated with any other matters, events or circumstances of a like kind arising from the same or substantially similar facts or circumstances, will or is reasonably likely to:

- diminish the value of the consolidated net assets of the Dyno Nobel Group by US$90 million or more as compared to the value of the consolidated net assets of the Dyno Nobel Group set out in the Dyno Nobel Full Year Results; or

- diminish the value of the recurring annual consolidated earnings before interest, tax, depreciation and amortisation of the Dyno Nobel Group by US$30 million or more.

7 Treatment of Dyno Nobel SPS Holders

Subject to the Scheme becoming Effective, Dyno Nobel undertakes to procure that it and its related bodies corporate and Representatives take all steps necessary to do either or none of the following as notified by Incitec Pivot in writing (in its absolute discretion):

- repurchase or otherwise realise all Dyno Nobel SPS (in accordance with the Dyno Nobel SPS Terms); or
- implement the Dyno Nobel SPS Scheme.

Dyno Nobel must not:

- exercise any material discretion given to it under the Dyno Nobel SPS Terms (except to repurchase if applicable, or pursuant to any distribution in relation to the Dyno Nobel SPS) (see paragraph 6 above); or
- cause to be convened a meeting of Dyno Nobel SPS Holders to approve any amendments to the Dyno Nobel SPS Terms

without the prior written consent of Incitec Pivot (which must not be unreasonably withheld) (see paragraph 6 above).

8 Dyno Nobel ESOP Options

An additional scheme in respect of the Dyno Nobel ESOP Options will be implemented in a form both Dyno Nobel and Incitec Pivot agree in writing (the ***Dyno Nobel ESOP Option Scheme***) with the following effect:

- each Dyno Nobel ESOP Option will be cancelled in consideration of each Dyno Nobel ESOP Optionholder receiving the Dyno Nobel ESOP Option Consideration in respect of each Dyno Nobel ESOP Option held;

- the Dyno Nobel ESOP Option Scheme will be conditional on:

  - the Scheme becoming Effective; and

- the grant of an ASX waiver from any requirement to obtain approval of Dyno Nobel shareholders under Listing Rule 6.23 for the cancellation of the Dyno Nobel ESOP Options, or failing grant of the waiver, approval by the Dyno Nobel shareholders in general meeting of the cancellation of the Dyno Nobel ESOP Options,

but for the avoidance of doubt, the Scheme will not be conditional upon the Dyno Nobel ESOP Option Scheme becoming Effective; and

- the terms of the SIA will apply to the Dyno Nobel ESOP Option Scheme and the parties agree in good faith to coordinate the Dyno Nobel ESOP Option Scheme with the Scheme including:
  - preparing a scheme booklet in connection with the Dyno Nobel ESOP Option Scheme; and
  - convening a meeting of Dyno Nobel ESOP Optionholders on the same day as, but after, the Scheme Meeting for the Scheme.

9 Exclusivity

Incitec Pivot and Dyno Nobel have mutually agreed that:

- neither party will solicit, invite, facilitate or encourage competing proposals ("no shop"); and
- neither party will negotiate or enter into discussions with any person in relation to a competing proposal ("no talk").

However, the "no talk" obligation does not apply to unsolicited competing proposals which the relevant board (Incitec Pivot or Dyno Nobel) determines are bone fide competing proposals and where the relevant board (Incitec Pivot or Dyno Nobel) determines in good faith and acting reasonably, that a failure to respond to the competing proposal would be a breach of their fiduciary duties.

10 Payment of Liquidated Amount

Incitec Pivot and Dyno Nobel have agreed that the amount of $16 million (the "**Liquidated Amount**").

Dyno Nobel agrees to pay Incitec Pivot the Liquidated Amount if:

- Dyno Nobel is in material breach of its obligations under the SIA (including a material breach of a representation, warranty or undertaking) and the SIA is terminated as a result by Incitec Pivot in accordance with its terms prior to the Second Court Date; or

- at any time before the end of the Scheme Meeting, any Dyno Nobel director makes a public statement changing or withdrawing their support or recommendation of the Scheme and the SIA is terminated in accordance with its terms prior to the Implementation Date. However, this will not apply where any Dyno Nobel director makes a public statement changing or withdrawing their support or recommendation of the Scheme-as a consequence of:
  - the Dyno Nobel board withdrawing or changing their support or recommendation of the Scheme because:

- they determine in good faith that their fiduciary duties require them to withdraw or change that support or recommendation;
- a competing proposal for Dyno Nobel which is a Superior Proposal is announced, made, or becomes open for acceptance before the Scheme Meeting; or
- the Independent Expert opines that the Scheme is not in the best interests of shareholders; or

- following termination of the SIA by Dyno Nobel due to a competing proposal for Incitec Pivot being announced or made, or becoming open for acceptance before the Second Court Date; or

- if a competing proposal for Dyno Nobel is announced, made, or becomes open for acceptance before the Second Court Date (or the termination of the SIA, whichever occur first) and, whether before or after the termination of the SIA but in any event before 6 months after the Scheme Meeting, pursuant to that competing proposal for Dyno Nobel, the Bidder for Dyno Nobel:

  (A) acquires a relevant interest in more than 50% of all Dyno Nobel shares and that competing proposal for Dyno Nobel is (or becomes) free from any defeating conditions;

  (B) acquires the whole or a substantial part or a material part of the business or property of Dyno Nobel or the Dyno Nobel Group;

  (C) acquires control of Dyno Nobel, within the meaning of section 50AA of the Corporations Act; or

  (D) otherwise acquires or merges with Dyno Nobel (including by a reverse takeover bid, reverse scheme of arrangement or dual listed companies structure).

Incitec Pivot agrees to pay Dyno Nobel a Liquidated Amount where Incitec Pivot is in material breach of its obligations under the SIA (including a material breach of a representation, warranty or undertaking) and the SIA is terminated as a result by Dyno Nobel in accordance with its terms prior to the Second Court Date.

Each party acknowledges and agrees that if a Liquidated Amount is paid to it, that payment constitutes its sole and exclusive remedy for any liability of the other party arising under or in connection with the SIA.

11 Standstill

The SIA refers to the Confidentiality Deed under which the parties have agreed on a "standstill" mechanism.

Pursuant to the Confidentiality Deed and the SIA, Incitec Pivot has agreed that it and its employees, officers, directors, related bodies corporate (and each of their employees, officers and directors) and advisers will not, for a period of 9 months from the date of the SIA or such later date as agreed by Incitec Pivot and Dyno Nobel:

- solicit, initiate, enter into or take part in any discussions or negotiations with any person other than Dyno Nobel in relation to any agreement, arrangement, understanding, proposal, expression of interest or offer in connection with a commercial transaction

between Incitec Pivot and Dyno Nobel (including by Scheme, takeover, acquisition of any assets of Dyno Nobel or any of its related bodies corporate (other than in the ordinary course of business) (each an "**Asset**") or acquisition of relevant interests or other economic interests in Dyno Nobel (each an "**Interest**")) (each a "**Transaction**"); or

- acquire, agree to acquire or make or cause to be made an offer, invitation or proposal to acquire any Interest or Assets;
- take or permit any action which may require Dyno Nobel to make an announcement or statement (to any person) about the Transaction or any part of it; or
- assist or encourage, or cooperate or enter into any agreement, arrangement or understanding with any person in relation to or in any way connected with the above,

unless:

- the acquisition of any Interests or Assets is as part of the execution of the Transaction or by a person acting in their capacity as trustee or fiduciary (as long as that person did not possess any confidential information disclosed in connection with the Transaction and the acquisition was not procured by, undertaken at the request or on behalf of or permitted by Dyno Nobel or any of its related bodies corporate, agents or associates); or
- a subsequent Competing Transaction is made for Dyno Nobel which is:
  - recommended by the board of Dyno Nobel to its shareholders;
  - an agreement in writing between a third party and Dyno Nobel to propose a scheme of arrangement between Dyno Nobel and its shareholders;
  - an announcement by a third party on terms recommended by the board of Dyno Nobel to its shareholders which if completed would result in the third party:
    - acquiring an interest or relevant interest in or becoming the holder of 50% or more of Dyno Nobel's share capital or all or a substantial or material part of the business conducted by Dyno Nobel and its related bodies corporate; or
    - acquiring control of Dyno Nobel (as defined in the Corporations Act); or
    - otherwise acquiring or merging with Dyno Nobel,

  and Incitec Pivot publicly announces a takeover offer for all of the ordinary shares in Dyno Nobel or agrees with Dyno Nobel in writing that Dyno Nobel will propose a scheme of arrangement between Dyno Nobel and its shareholders pursuant to which Incitec Pivot would acquire all of the ordinary shares in Dyno Nobel, in either case on terms superior to the terms of the Competing Transaction.

12 Representations and Warranties

Each of Incitec Pivot and Dyno Nobel has given representations and warranties to the other which are considered to be normal for an agreement of this kind.

13 Definitions

Announcement Date means:

(a) the date on which the SIA is executed; or

(b) if the SIA is executed on a day which is not a trading day or is executed after 7pm on a day which is a trading day, the first trading day immediately following the day of execution.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

Confidentiality Deed means the deed between the Incitec Pivot and Dyno Nobel dated 4 March 2008.

Corporations Act means the Corporations Act 2001 (Cth).

Due Diligence Information means the information to be provided by Dyno Nobel in relation to the Dyno Nobel Group's business set out in the SIA.

Dyno Nobel ESOP means the Dyno Nobel Limited Executive Share Option Plan.

Dyno Nobel ESOP Options means options to subscribe for Dyno Nobel shares issued under the Dyno Nobel ESOP.

Dyno Nobel ESOP Option Consideration means, for any Dyno Nobel ESOP Option, $2.80 cash less the exercise price for that Dyno Nobel ESOP Option.

Dyno Nobel ESOP Optionholder means each person who is registered in the register of optionholders as a holder of a Dyno Nobel ESOP Option.

Dyno Nobel Full Year Results means the results of the Dyno Nobel Group for the financial year ending 31 December 2007 disclosed to ASX on 25 February 2008.

Dyno Nobel Group means Dyno Nobel and its related bodies corporate and each of them is a ***Dyno Nobel Group Member.***

Dyno Nobel SPS means the Dyno Nobel Step-up Preference Securities issued by Permanent Investment Management Limited (ABN 45 003 278 831), as responsible entity of the Dyno Nobel SPS Trust (ARSN 126 167 459), pursuant to the replacement product disclosure statement dated 11 July 2007.

Dyno Nobel SPS Holder means a person registered as a holder of a Dyno Nobel SPS in accordance with the Dyno Nobel SPS Terms.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the court made under section 411(4)(b) in relation to the Scheme.

Effective Date means the date on which the Scheme becomes Effective.

Exclusivity Period means the period commencing on the date of the SIA and ending on the earlier of:

(a) the termination of the SIA in accordance with its terms;

(b) the Implementation Date; and

(c) 9 months after the Announcement Date.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity. It includes ASIC, ASX (and any other stock exchange), ACCC, a minister, department, office, commission, delegate,

instrumentality, agency, board, authority or organisation of any government and any regulatory organisation established under statute.

Implementation Date means the third business day following the Record Date.

Incitec Pivot VWAP , on any particular date, means:

(a) subject to paragraph (b) below, the volume weighted average share price for Incitec Pivot shares traded on ASX (excluding any and all special crossings, crossings made prior to the commencement of normal trading, crossings made during the closing phase or the after hours adjust phase, overseas trades and overnight crossings or trades pursuant to the exercise of options over Incitec Pivot shares, and any other trades which Dyno Nobel and Incitec Pivot reasonably agree to exclude on the basis that they are not representative of the general price at which Incitec Pivot shares are trading on ASX in the context of trading in Incitec Pivot shares on any day on which the trades took place) over the 10 consecutive trading days immediately preceding that date (calculated to 2 decimal places); and

(b) if Incitec Pivot declares any dividend, then, for the purpose of calculating the Incitec Pivot VWAP, in calculating the volume weighted average share price for Incitec Pivot Shares during any 10 consecutive trading day period where on any trading day during that period Incitec Pivot shares did not trade ex the entitlement to receive that dividend, the total value of trades in Incitec Pivot shares on that trading day (excluding those trades that are excluded in accordance with paragraph (a) of this definition) will be reduced by an amount equal to the number of Incitec Pivot shares that subject of those trades multiplied by the cash amount of that dividend (and, for this purpose, if the ex date for that dividend is after the end of the relevant 10 consecutive trading day period, the Incitec Pivot shares will be taken to not have traded ex-dividend during the 10 consecutive trading day period).

New Incitec Pivot Shares means Incitec Pivot shares to be issued under the Scheme as scheme consideration.

Record Date means 7pm on the fifth business day following the Effective Date, or such earlier date as the parties may agree in writing.

Representative means, in relation to a party:

(a) a related body corporate of the party; or

(b) an officer of the party or any of the party's Related Bodies Corporate; or

(c) an adviser to the party or any of the party's Related Bodies Corporate.

Second Court Date means the first day on which the application made to the court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act to be made between Dyno Nobel and the Scheme participants substantially in the form set out in the SIA (or in such other form as is agreed between Dyno Nobel and Incitec Pivot), subject to any alterations or conditions made or required by the court under section 411(6) of the Corporations Act and approved in writing by each party.

Scheme Meeting means the meeting of Dyno Nobel shareholders to be ordered by the court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Scheme.

Scheme Share means each Dyno Nobel share on issue as at the Record Date.

Superior Proposal means a bona fide competing proposal for Dyno Nobel which the Dyno Nobel board determines, acting in good faith, and after having taken advice from its financial and legal advisers is:

(a) capable of being valued and completed, taking into account all aspects of the competing proposal for Dyno Nobel; and

(b) more favorable to the shareholders of Dyno Nobel than the Scheme, taking into account all the terms and conditions of the competing proposal for Dyno Nobel.

END